Filed by KLA-Tencor Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Orbotech Ltd.
Commission File No.: 000-12790

Acquisition of Orbotech by KLA-Tencor
INVESTOR CALL TRANSCRIPT
Mon March 19, 2018

Operator
Good morning. My name is Heidi and I will be your conference operator today. At this time, I would like to welcome everyone to the KLA-Tencor Special Announcement Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer session. Thank you. Ed Lockwood, you may begin your conference.
Ed Lockwood, Senior Director – Investor Relations, KLA-Tencor Corporation
Thank you. Good morning, everyone. I'm Ed Lockwood, Senior Director, Investor Relations for KLA-Tencor. I'm joined this morning by Rick Wallace, our President and Chief Executive Officer; and Bren Higgins, Executive Vice President and Chief Financial Officer.
Earlier, KLA-Tencor issued a press release announcing our agreement to acquire Orbotech Ltd. You may obtain a copy of this press release and the slide presentation that we're referring to on today's call on our website, www.kla-tencor.com. This call is being webcast live and a replay will be available on the Investor Relations section of our website.
As a reminder, the various remarks that we make about future expectations, plans and prospects for KLA-Tencor comprise forward-looking statements. Actual results may differ materially from those indicated by these statements because of various important factors, including those discussed in this morning's press release and the company's most recent annual report on Form 10-K, and most recent quarterly report on Form 10-Q, which are on file with the SEC.
These statements represent the company's expectations only as of today. They should not be relied upon as representing the company's estimates or views as of any date after today, and the company specifically disclaims any obligation to update these statements.
This communication is being made in respect of a proposed business combination involving KLA-Tencor and Orbotech. This communication does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of Orbotech for their consideration. KLA-Tencor intends to file with the SEC a Registration Statement on Form S-4 that will include a preliminary prospectus with respect to

KLA-Tencor’s common stock to be issued in the proposed transaction and a proxy statement of Orbotech in connection with the merger of an indirect subsidiary of KLA-Tencor with and into Orbotech, with Orbotech surviving. The information in the preliminary proxy statement/prospectus is not complete and may be changed. KLA-Tencor may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 becomes effective. The proxy statement/prospectus will be provided to the Orbotech shareholders. KLA-Tencor and Orbotech also plan to file other documents with the SEC regarding the proposed transaction.
This communication is not a substitute for any prospectus, proxy statement or any other document that KLA-Tencor or Orbotech may file with the SEC in connection with the proposed transaction. Investors and security holders of KLA-Tencor and Orbotech are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.
You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when they become available) and other documents filed with the SEC by KLA-Tencor on KLA-Tencor’s Investor Relations page (ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, 1 Technology Drive, Milpitas, CA 95035 (for documents filed with the SEC by KLA-Tencor), or by Orbotech on Orbotech’s Investor Relations page (investors.Orbotech.com) or by writing to Orbotech Ltd., Investor Relations, 7 Sanhedrin Boulevard, North Industrial Zone, Yavne 8110101 Israel (for documents filed with the SEC by Orbotech).
Now, I'll turn the call over to Rick to discuss today’s news.
Rick Wallace, President and Chief Executive Officer, KLA-Tencor Corporation
Thanks, Ed. Good morning, everyone, and thank you for joining us on the call today.
This morning, we announced KLA-Tencor has entered a definitive agreement to acquire Orbotech for a total purchase price of approximately $3.2 billion, net of cash and debt acquired. The acquisition is expected to be immediately accretive in terms of revenue growth, non-GAAP earnings per share, and free cash flow per share. This transaction is subject to customary closing conditions and regulatory approvals, which we expect to be completed before the end of calendar year 2018.
Concurrent with today’s news, we also announced an incremental $2 billion share repurchase authorization. Bren will have more details on the financing and buyback, as well as some thoughts on capital structure going forward, in his comments to follow.
I’d like to take a few moments to discuss Orbotech and the compelling rationale for this transaction.
Please turn to Slide 4.

Today’s acquisition of Orbotech is the next chapter in the progression of KLA-Tencor’s strategy for profitable growth and long-term value creation to benefit customers, stockholders, and employees.
With this combination, KLA-Tencor will be a diversified, market leader in process and yield-management solutions and services, addressing even more of the electronics manufacturing value chain by extending our market presence from semiconductor device manufacturing, to advanced packaging, Printed Circuit Board and Flat Panel Display manufacturing. We expect the total available market for KLA-Tencor to grow from $6 billion to $8.5 billion by 2020.
The addition of Orbotech’s technology, talent, and know-how to KLA-Tencor’s market and technology leadership will enhance the Company’s ability to serve our customers in fast-growing end markets, such as 5G, Augmented and Virtual Reality, smart mobile, and automotive.
The merits of this combination are clear. The increased scale of the new company will enable us to lead our served markets and deliver innovative and cost-effective solutions to our customers, while driving our long-term revenue and earnings growth targets.
Turning now to Slide 5.
Some background on Orbotech.
With headquarters in Israel, Orbotech has long distinguished itself in the marketplace for having excellent technology and talent, and shares similar core values with KLA-Tencor.
Orbotech is a global, broad-based semiconductor equipment manufacturer, serving the Printed Circuit Board, Flat Panel Display, and Semiconductor Device markets in three separate divisions. Revenue is diversified, with each business unit contributing roughly equally, depending on customer and end market spending dynamics. In terms of mix, revenue is split approximately 75/25 between product and services.
Total revenue for Orbotech in calendar 2017 grew 12% to $901 million, with the PCB business representing 37% of revenue, semiconductor device contributing 31%, and FPD 30%. For the three years ending in 2017, total revenue grew at a 9% CAGR.
With consensus revenue estimates expected in the $1 billion range in calendar 2018, Orbotech will make a meaningful contribution to KLA-Tencor’s revenue base, augmenting our own long-term revenue growth model.
Orbotech’s focus on product innovation has driven double-digit product revenue growth and continued expansion of its installed base, which currently amounts approximately 22,000 units. Within the last two years, 40% of revenue was derived from new products.
We find Orbotech’s market success, diversification of revenue, and focus on innovation to be attractive and compelling attributes, and we expect the addition of Orbotech’s products, technology, and diversified customer base will make a positive contribution to our overall business.
Please turn to Slide 6.

A key benefit of this combination will be diversification of revenue resulting from the significant expansion of our customer base.
Each company has longstanding established relationships with their respective customers, and this transaction will enable us to better serve our markets thanks to the expanded technology expertise, a broader product portfolio, and enhanced service offerings.
There is no overlap, and the customer concentration among our top 10 will significantly decrease on a pro forma basis.
Please turn to Slide 7
Orbotech is a market leader in many of the sub-segments in which it participates, and the company is benefitting from industry growth and from its role in enabling key technology inflections in its markets.
The company designs, manufactures, and sells a broad set of processing, inspection, and repair systems for manufacturers of Printed Circuit Boards, Flat Panel Displays, and Semiconductor Devices.
Orbotech is focused on advanced sensors, optics, lasers, and data processing, and with these technologies, is serving markets and applications which are not currently addressed by KLA-Tencor.
On the PCB front, the company’s solutions are focused on detection and repair of PCB defects in the manufacturing process. With new electronics devices moving to increasingly complex and smaller form factors, PCB technology innovation is focused on thinner PCBs, with more layers, and increased device density on the board.
Examples of the critical applications in the PCB manufacturing process that Orbotech’s systems address include: (a) Laser Direct Imaging, a lithography method for printing a PCB layout on the circuit board, (b) Optical Inspection for defect control, and (c) Repair. Orbotech is a technology leader in each of these areas. The Company’s PCB addressable market is expected to grow at an 8% CAGR through 2020. There is no product overlap in this market with existing KLA-Tencor tools.
Orbotech is also a technology leader in Test, Repair, and Defect Inspection for advanced flat panel displays, established in part through the Company being first to market with innovative solutions in both Defect Inspection and Test. With the flat panel technology moving to higher resolution screens, advanced panel designs are becoming more expensive and complex to manufacture, featuring smaller pixel size, increased pixel density, and multiple mask layers. Orbotech’s solutions perform electrical probe, test and repair, as well as high resolution optical inspection of these advanced panel designs. These are new markets and customers for KLA-Tencor, including the leading 10.5G TV panel manufacturers. The FPD addressable market is expected to grow at a compounded annual rate of 13% through 2020.
The Semiconductor Device Division extends KLA-Tencor’s offering in advanced packaging as well as power, analog, and MEMS segments. Orbotech’s solutions are serving the top 5 OSATs,

4 of the top 5 IDMs, 27 of the top 30 MEMS manufacturers and 7 of the top 10 power semiconductor manufacturers.
In the advanced wafer level packaging, the introduction of new device architectures such as Thru Silicon Via (TSV) and Fan Out Wafer Level Processing (FOWLP) are being implemented to enable smaller form factors, improved performance, and lower cost. We believe these are attractive growth markets for KLA-Tencor, as Orbotech projects 15% market growth in this category through 2020. The SDD products will serve to enhance our engagement with core semiconductor device manufacturers.
With this transaction, we will significantly expand our total available market, diversify our existing revenue base, and create a host of new opportunities to extend technology, products, and know-how to serve our customers.
Moving to Slide 8:
As I mentioned, one of the compelling values of this combination is market diversification and the entrée into fast-growing new markets for KLA-Tencor.
I’d like to take a moment to highlight some of the megatrends that are driving future demand in these markets, and where we are positioned in the chain of value creation.
Let’s start with Augmented and Virtual Reality. The AR/VR area is still relatively small, in terms of units, but the expectation is for unit growth projected to more than double on an annual basis through 2020.
As it relates to KLA-Tencor, this market opportunity means more customer investment in enabling technologies such as infrared image sensors, advanced packaging, and flexible PCB and SLP technologies, as well as driving more complex patterning and inspection specifications for the circuit board.
Another new market driver for KLA-Tencor is next generation connectivity and 5G, which is driven by the rapid proliferation of mobile video and a commensurate increase in mobile data traffic.
5G will increase unit growth for advanced RF modules, as well as more complex packages. Of course, these new technologies are constrained in form factor, which increases the cost and complexity of the mobile device system design, and creates new requirements impacting PCB design, as well as wafer fabrication and display.
Finally, in this new combination KLA-Tencor will also play a larger role in the transition to smart vehicles. The unit growth projections and the content of the electronics components necessary to enable these markets is experiencing rapid growth.
Innovation in automotive electronics is focused on miniaturization, thermal management, and reliability. And along with this innovation comes unit growth in power devices, sensors, CPUs, GPUs and advanced panels, driving PCB designs that are focused on miniaturization unique to automotive applications.

I have listed only three of the electronics megatrends that KLA-Tencor will benefit from. Others include Artificial Intelligence, Internet of Things, Smart Home, etc. These new applications are driving more diversification of electronics markets, with increased complexity, higher unit growth, and enormous value creation opportunities.
I will now turn the call over to Bren Higgins for further details of the transaction, our pro-forma business model, and thoughts on capital structure going forward.
Bren Higgins, Executive Vice President and Chief Financial Officer, KLA-Tencor Corporation
Thanks Rick, and good morning everyone. Please turn to Slide 9
Rick has detailed the compelling value in this transaction in terms of markets, products, and growth drivers for KLA-Tencor. I’m going to take just a few minutes to highlight what the pro-forma model looks like for the combined company, as well as discuss details of the transaction itself and share our perspective on capital structure and cash returns going forward.
Let’s start with the pro-forma business model.
As Rick highlighted in his opening commentary, Orbotech enjoys a strong reputation and has had great success in the marketplace as a market and technology leader.
We believe with our superior margin profile, and with the $50 million of identified cost synergies associated with this transaction, KLA-Tencor will continue to distinguish itself in terms of market-leading financial performance, assertive capital structure, and strong cash returns to stockholders.
First, as many of you are aware, KLA-Tencor’s current long-term revenue growth model is 6-8%, comprised of 4-5% industry growth, 1-2% share gain from expanding our served markets, and 1-2% from growth in Services. With the addition of the 12% expected revenue growth outlined in Orbotech’s 2020 model, we are increasing the long-term targeted revenue growth rate for KLA-Tencor to 7-9%.
Moving to margins. KLA-Tencor will continue to deliver Gross Margins which rank us among the top tier semiconductor companies.
Orbotech’s Gross Margin also reflects the differentiation and strong value contribution of their products. With the expected revenue growth and continued focus on technology innovation, we are modeling KLA-Tencor’s Gross Margin at 61% or higher on a pro forma basis.
KLA-Tencor is also positioned to deliver superior Operating Margin, consistent with our historical track record. Going forward, with the combination of cost discipline and operations excellence, and with the benefit of cost synergies we have outlined, we expect to deliver Operating Margin at 36% or higher.
Moving on to the details of this transaction, please turn to Slide 10.
KLA-Tencor will deliver $38.86 in cash and 0.25 of a share of KLA-Tencor common stock in exchange for each ordinary share of Orbotech.

In conjunction with this transaction, the Board of Directors has authorized a $2 billion share repurchase program, which will begin immediately upon close, and we expect to complete within a 12-18 month period.
We expect this transaction to close before the end of calendar year 2018, subject to customary conditions and regulatory approval.
We intend to finance this transaction with a combination of $1.5 billion of new KLA-Tencor equity, with the balance of the purchase price and share repurchase program to be funded from a combination of balance sheet cash, and new debt financing. We expect to maintain the Investment Grade rating on our debt.
We remain committed to our capital return policy. In conjunction with our quarterly dividend, which we recently increased to $0.75 per share, the new repurchase program is intended to offset dilution from shares issued in the transaction. Over time, in conjunction with our annual dividend payout, repurchase activity will be consistent with our commitment to return 70-75% of our free cash flow to stockholders, of which 40-50% is attributed to the dividend.
In closing, we see the Orbotech acquisition as a compelling transaction that will create significant stockholder value. We’re very excited about the benefits that the acquisition will bring to our customers and employees. We’d like to take this time to thank the people of Orbotech for their efforts and cooperation in this process and welcome you to KLA-Tencor. We look forward to working together in the future.
This concludes our prepared remarks. I’ll now turn the call back over to Ed to begin the Q&A.
Ed Lockwood, Senior Director – Investor Relations, KLA-Tencor Corporation
Thanks Bren. And with that we will open the call for your questions. We once again request that each caller limit themselves to one question and one follow up given the limited time we have for this morning’s call. Please feel free to requeue for any additional questions you may have, and we’ll do our best to accommodate everyone in the time allotted. With that, operator, we are ready for the first question.
Q&A
Operator: Thank you. Your first question comes from the line of Farhan Ahmad with Credit Suisse. Please go ahead.
Q – Farhan Ahmad – Analyst, Credit Suisse Securities (USA) LLC: Thanks for taking the question. My first question is in regards to the synergies. You talked about $50 million of cost synergies. Can you talk about how fast do you expect that to flow through? And secondly, do you expect any revenue synergies out of the acquisition itself?
A – Bren Higgins – Chief Financial Officer: Hey Farhan, it’s Bren. How are you? So on the cost synergy side, we think it’s going to take somewhere between 12 to 24 months. This acquisition for us is into new markets and so there’s new channel and a footprint that we need to manage carefully as we move forward. So I think we’ll be prudent about how we go through it. We think the synergy breakdown is probably somewhere between like about around a third in COGS and the remainder in OpEx, and it will happen sometime between 12 and 24 months.

Q: Got it. And then in terms of the regulatory approval, can you talk about which regions you need to get the regulatory approvals from? Do you need China – China as well or do you just need U.S.?
A: No we’ll need approval in China, Korea, Israel, U.S., Taiwan, Japan. So, the usual. I mean, they’re a global company. And so, we’ll need – obviously, we are too – we’ll need approval in a number of jurisdictions.
Q: Got it. Thank you. That’s all I have.
Operator, we’re ready for the next question.
Operator: Yes. Your next question comes from the line of Mehdi Hosseini with Susquehanna International. Please go ahead.
Q – Mehdi Hosseini – Analyst, Susquehanna Financial Group LLP: Yes. Thanks for taking my question. I’m looking at slide number 7, and it seems like based on the product portfolio, especially in flat panel display, OLED and the backend advanced wafer packaging, there will be more of a competition with some of the peer group in the semi space and I want to see whether your views in terms of a competitive landscape and how you at KLA as a process diagnostic leader is going to capitalize on these assets acquired and remain competitive?
A – Rick Wallace – President and Chief Executive Officer: Yeah Mehdi, it’s Rick. There are – Orbotech has a number of competitors and has been dealing with them and dealing effectively for years. I think we’re really able to help in the long-term core technology such as in optics and some of the related technologies, sensors, but that will be over time – that will be over time and as far as the go-to-market, we’re going to rely heavily on the Orbotech current go-to-market motion, so that won’t really be part of it. This is really supplementing their capability over time as we look at core technologies and the competitiveness. But we’re, upon our analysis, very happy with the competitive position that Orbotech has maintained in their markets, and we have no overlap with any of those markets. So we’re going to be heavily reliant upon their success.
Q: And perhaps is the R&D required for future product development? Is that already baked into the pro forma operating margin of 36% plus?
A – Bren Higgins – Chief Financial Officer: Yeah Manny, it’s Bren. So yes, so the numbers that we provided were to give some view on the pro forma 2020, Orbotech has a public model that’s out there through 2020. If you take our – what we’ve said publicly about expectations for growth and business performance, underneath that growth for the next couple of years, and then factor in the synergies that we mentioned, you end up with that pro forma model, so yes.
And what we were contemplating for the business is factored in. We think there’s opportunity. I mentioned some of the cost stuff earlier, we certainly have opportunities around supply chain and facilities and some of the other global footprint opportunity that will enable us to find efficiencies, and we want to reinvest in the business too. So the commitments we’ve made on cost reduction, we will meet. And I think the one thing about this transaction that’s really exciting is that it needs to be more than cost. And so we’re going to do the things we need to do on the cost side. But we’re really excited about our ability to work with Orbotech to deliver new products to market, to deliver differentiation, and healthy competitive positioning of their business.
Q: Thank you. Go back to the queue for additional questions
Operator: And your next question comes from the line of Harlan Sur with JPMorgan. Please go ahead.
Q – Bill Peterson: Yeah. Hi. Good morning. This is Bill Peterson for Harlan. I wanted to back to the, I guess, Orbotech’s semiconductor device division. This will be KLA-Tencor’s first sort of process division. They have etch dep type of business model and obviously they compete with the two large North American etch dep companies.
So in the past, KLA-Tencor is always supplied into semiconductor equipment companies as KLA equipment is really instrumental in really diagnosing and providing the best in class modules. So, I guess on the other hand, with this under your own umbrella, you can actually help that division in terms of getting to market faster. So, how do you weigh the potential competitive threats given that, I guess, you are already competing with these guys but on the other hand you have the opportunity to drive the business faster with your own equipment?
A – Rick Wallace – President and Chief Executive Officer: Hi Bill. Yeah. This is Rick. I think that when Orbotech acquired SPTS they also were not in the semiconductor process business, and it’s really a different business. It’s more of a niche in terms of the markets that they serve. So there’s not as much direct competition with the main players that you talked about in the front end.
So we do not anticipate bringing this technology into the front end. We anticipate them to continue on the path that they’ve been on and actually there’s not a lot in terms of what we can do to support their etch dep business. They’re going to continue to drive that as they have been successful. Our overlap and our ability to add capability overall to Orbotech is going to be much more in the long term technology trends that are going on in PCB and in the flat panel business as more so than in the process business.
Q: Okay. It’s fair enough. I guess you’ve cited the Orbotech model, but I guess there are some concerns out there that the display market may disappoint because there’s less adoption of the OLED screens. And obviously, this isn’t closed yet. How do you gain comfort that display fundamentals, PCB fundamentals would be tracking as you look out two, three years when you classify this transaction?
A: Yes. Well, we’ve looked – we’ve done a fair amount of analysis of the market, and of course, they’re in a growth phase right now and there’s a lot of investment going on. We’re pretty comfortable with the competitive position that Orbotech has in those markets, and we think that the trends continue to be in the right position. Whether or not there are cycles in the future, of course, nobody can model. But we’re really doing this for a long-term perspective in terms of the growth rates. So we feel comfortable about the underlying growth rate, even though there may be ups and downs as we look forward over the next several years.
Q: Okay. Thanks.

Operator: And your next question comes from the line of Patrick Ho with Stifel Nicolaus. Please go ahead.
Q – Patrick Ho – Analyst, Stifel Nicolaus & Co., Inc.: Thank you very much. Congratulations on the deal. Rick, maybe first off, I know this is coming right off the announcement of the deal, but what are the potential revenue synergies you see given your inspection technology [ph] levering (29:07) portfolio that Orbotech currently has. Do you see some of these longer-term synergies on the revenue side of things as you begin to integrate both of your technologies?
A – Rick Wallace, President and Chief Executive Officer: There's nothing that we're modeling in terms of revenue synergies. As we said, there is no real go-to-market overlap. So, from a customer standpoint, there's not really that opportunity. We do believe in the business that Orbotech has and we think if we work together over the long-term, leveraging some of the core technology that KLA-Tencor has, we'll be able to solve some of the tough problems that we think their customer base will see in the future, but that will be a few years out. And so, we're not modeling any revenue synergies.
But, obviously, we wouldn't be doing this acquisition if we didn't think we could strengthen the business over time. So, we look forward to that. But there's nothing near term because there's no real product that we can add to the portfolio that they have in the next several years.
Q: Okay. Fair enough. And maybe a follow-up question for Bren in terms of the cost synergy, $50 million. Given both companies have a large presence in Israel, is that somewhat of a conservative number, where a lot of the cost savings you can get is some of the consolidations you can get in Israel or are there some other things like you mentioned supply chain, where that will be a key driver for that $50 million target?
A – Bren Higgins, Chief Financial Officer: Yeah. So, we plan to maintain both sites in Israel. There's quite a distance between the two, so not really practical. Both sites are full and very operational today. I think our synergies will focus – obviously, you've good corporate overlapping functions, you've got supply chain, you've got global footprint, it will be things like that.
There's obviously a systems component to being able to drive some of those efficiencies and those will take time. So, I don't expect that our footprints in Israel will change in the near future.
Q: Thank you.
Operator: And your next question comes from the line of Edwin Mok with Needham & Company. Please, go ahead.
Q – Edwin Mok – Analyst, Needham & Company LLC: Great. Thanks for taking my question. First, I have just one the [ph] car (31:27) product opportunity there, one of the competitors has brought process control into display and also – [ph] and Orbotech (31:35) have any process control product in the backend [ph] kind of (31:38) semi-space. Do you think those could be long-term opportunity for you to grow into?
A – Bren Higgins, Chief Financial Officer: They could be. I mean, we have to look at what specific capability that we've got that can be leveraged. But, again, it's not about any particular revenue opportunity right now or product growth opportunity. It's more about the long-term trends in terms of the core technologies that KLA-Tencor has. And if you look at the history of the two companies, we've really both developed along similar access of making optical systems that over time get better, data acquisition, lasers, all these. And because of the nature of the semiconductor processing, those technologies tend to be pushing the state-of-the-art more than they are in the backend although – or in flat panel or in PCB, although there are some unique things that Orbotech does. So, we think by marrying those technologies over time, we'll see the ability to leverage the two.
One thing I'd point out is when KLA and Tencor merged, it took several years before the KLA technologies could be used on some of the Tencor product lines, but eventually they resulted in more robust products for both sides, and I think that I envision this being a several-year project as well.
Q: Great. That's helpful. Bren, a question on the capital restructure. I guess, two parts, first is how much cash do you need to actually run the business? And then, can you remind me how much buyback do you have existing? I understand the $2 billion additional to what you have and can you kind of walk through that?
A – Bren Higgins, Chief Financial Officer: Yeah. So about a month ago, I outlined, I think, in a pretty specific way what we – how we're thinking about running the business, how much cash we need. In and around $2 billion was basically the answer that we gave when you look at operational and strategic needs. So we feel very comfortable with that. Moving forward, this transaction doesn't change that over time. Obviously, the degrees of freedom around that in terms of opportunity, both opportunity in terms of future investment, but also opportunity around augmenting shareholder returns.
The $2 billion buyback is a replacement of what we had outstanding. So we expect that we'll buyback the shares from the transaction over the next 12 to 18 months, plus additional, obviously, buyback to be able to meet our stated objectives of returning 70% to 75%. Over the long run and obviously in the next few years, we'll be significantly above that.
But one thing, I think, is pretty important about this transaction is what's changed in this KLA-Tencor is with Orbotech is going to serve a broader market that we're excited about, create some interesting opportunities to support our customers that are doing a lot of things both in the frontend as well as around packaging, and PCB to enable capability and cost. And so we're supporting all of that.
But the way we're going to run the company, what people are accustomed to seeing from KLA-Tencor is consistent with what we've done in the past. And the capital structure mindset and approach is consistent with what we've done. So I think it's an important point about this. We're excited about the opportunity to add future growth but also to continue doing what has played well for the company and for the stockholders.
Q: Great. Thank you.
Operator: And your next question comes from the line of Mehdi Hosseini with Susquehanna. Please go ahead.

Q – Mehdi Hosseini – Analyst, Susquehanna Financial Group LLP: Yes. So, just a quick follow-up, Bren, what should we assume for a share count?
A – Bren Higgins, Chief Financial Officer: Well, so when you get out to – I mean, obviously, when we close the transaction, you'll see the incremental shares. I would expect the incremental shares on a pro forma basis as you move into 2020 back to the pro forma model we showed, get the share count about to where it is today, maybe slightly less, right, the share count will go up. We'll buy that back over 2019 and early 2020. So, as you think about a pro forma model, you're probably somewhere between 150 million and 155 million shares in that timeframe.
Q: Got it. Thank you.
Operator: And your next question comes from the line of Craig Ellis with B. Riley. Please go ahead.
Q – Craig Ellis – B. Riley FBR, Inc.: Thank you and congratulations on the transaction. First for Rick. Rick, when you walked through slide 8, which is the summary of megatrends and you've identified three primary ones. From where KLA stands today, which is most – which of those megatrends will be most impactful to its business over the next two to three years? AR/VR, connectivity or automotive?
A – Rick Wallace, President and Chief Executive Officer: I think, probably, at this point automotive. Given the position that we currently have in the rest of KLA-Tencor in automotive, it's actually driving a significant amount of – well, a significant amount of business in the rest of KLA-Tencor. And this will give us a broader reach in a way to work with those customers.
I think that connectivity, 5G timing, different people have different views on that. But I think that that one is maybe a little bit further out. Automotive is happening right now for us, and in terms of that I think that's probably the strongest.
Q: Great. Thank you. And then the follow-up to Bren. Bren, helpful to get the color on the share buyback timing, can you give us some thoughts on what you would expect the debt cost to be for the incremental debt with the transaction? Thank you.
A – Bren Higgins, Chief Financial Officer: Well, we don't need to do the debt to do the trick to close the transaction. So, what we'll be doing, we'll be raising the money based on market conditions sometime in and around the time the transaction closes. So I wouldn't expect the debt cost from what we're modeling today to be that different when you take it out, let's say, six to nine months from now. Our expectations are that we'll probably focus on maturities that are a little further out. I mean, obviously, this is going to all change, but that's how we're thinking about it.
So I would say that based on recent reviews, I think the cost of the debt is very similar to the current cost of our debt on a blended basis somewhere in and around that 4% range. So, I would think that we'd probably be in the same ballpark. So, we'll see when we get there. Obviously, we have some flexibility, given my earlier comments, but that's how we're thinking about it right now.
Q: Thank you.

Operator: And your next question comes from the line of Farhan Ahmad with Credit Suisse. Please go ahead.
Q – Farhan Ahmad – Analyst, Credit Suisse Securities (USA) LLC: Thanks for the follow-up. Just one question, in terms of the product portfolio of Orbotech, can you just talk about what parts of the product portfolio do you like and do you think are the core as you're thinking about the business? And could there be some parts of the Orbotech business that you may divest in the future?
A – Rick Wallace, President and Chief Executive Officer: This is Rick, Farhan. Thanks. Great question. I think that the one that we have the least understanding of, I would say, would be, obviously, the semiconductor devices, the dep and etch is not a market that we've worked directly in as a provider. However, we have been impressed with the competitive position that they have in that market, in the markets that they serve. So, we like what's happened there. We think that that's been a successful business. Those market demands continued to be drivers for that market. So that looks good.
In terms of PCB and flat panel, frankly, those are markets that KLA-Tencor many, many years ago looked at and found we couldn't find differentiation to compete effectively in those markets, so we didn't really engage years ago. So, we like the competitive position there and we like the fact that they've expanded from simply being inspection to actually doing things like repair. And we think that, as I said earlier, some of the long-term technologies will be able to support the ongoing growth of those businesses.
So, as it stands right now, we're really looking at maintaining all the businesses that Orbotech currently has, but we'll do that evaluation as we go through the process. But at this point, Orbotech has been very successful the last several years growing the business, and we look forward to continuing to invest to contribute to the success as we go forward.
Q: Thank you. That’s all I have.
Operator: And there are no further questions in the queue. I'd like to turn the call back over to Ed Lockwood. Please go ahead.
Ed Lockwood – Senior Director, Investor Relations: Thank you, Heidi, and thank you all for joining us on our call today. This concludes today's conference call. You may now disconnect.